                                                 File Pursuant to Rule 424(b)(2)
                                                 Registration No. 333-841444

PROSPECTUS SUPPLEMENT
MARCH 11, 2002
(TO PROSPECTUS DATED DECEMBER 12, 1995)

                                 $1,800,000,000

                               [GANNETT CO. LOGO]
                       $600,000,000 4.950% NOTES DUE 2005
                       $700,000,000 5.500% NOTES DUE 2007
                       $500,000,000 6.375% NOTES DUE 2012
                             ---------------------
     Our 4.950% notes due 2005 will mature on April 1, 2005, our 5.500% notes due 2007 will mature on April 1, 2007 and our 6.375% notes due 2012 will mature on April 1, 2012. We will pay interest on each series of notes on April 1 and October 1 of each year, beginning October 1, 2002. The notes may not be redeemed prior to maturity.

     The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding.
                             ---------------------

                                                                                         PROCEEDS, BEFORE
                                                        PUBLIC OFFERING   UNDERWRITING     EXPENSES, TO
                                                             PRICE          DISCOUNT         GANNETT
                                                        ---------------   ------------   ----------------
Per 4.950% Note due 2005..............................          99.821%          0.25%            99.571%
  Total...............................................  $  598,926,000     $1,500,000     $  597,426,000
Per 5.500% Note due 2007..............................          99.281%          0.35%            98.931%
  Total...............................................  $  694,967,000     $2,450,000     $  692,517,000
Per 6.375% Note due 2012..............................          99.549%          0.45%            99.099%
  Total...............................................  $  497,745,000     $2,250,000     $  495,495,000
Total.................................................  $1,791,638,000     $6,200,000     $1,785,438,000

     The public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from March 14, 2002.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company, Clearstream Banking, societe anonyme and the Euroclear System on or about March 14, 2002.
                             ---------------------
                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC       BANC ONE CAPITAL MARKETS, INC.     JPMORGAN
                             ---------------------
                                  Lead Manager

                                BARCLAYS CAPITAL
                             ---------------------
                                  Co-Managers

FLEET SECURITIES, INC.
                               HSBC
                                                      SUNTRUST ROBINSON HUMPHREY

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus regarding this offering. You must not rely on any unauthorized information or representation. This prospectus supplement and the accompanying prospectus are an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

     The following information concerning Gannett should be read in conjunction with the information contained in the accompanying prospectus. Capitalized terms used and not defined in this prospectus supplement have the same meanings as in the accompanying prospectus. The words "Gannett," "we," "us" and "our" as used in this prospectus supplement refer only to Gannett Co., Inc. and its consolidated subsidiaries.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
Forward-Looking Information.................................    S-3
Gannett Co., Inc. ..........................................    S-3
Use of Proceeds.............................................    S-3
Selected Financial Information..............................    S-4
Description of the Notes....................................    S-6
U.S. Federal Income Taxation................................    S-8
Underwriting................................................   S-11
Legal Matters...............................................   S-14
Experts.....................................................   S-14

                                   PROSPECTUS

Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
Gannett Co., Inc. ..........................................     3
Selected Financial Information..............................     4
Use of Proceeds.............................................     5
Description of Debt Securities..............................     5
Description of Warrants.....................................     9
Plan of Distribution........................................    10
Legal Opinions..............................................    11
Experts.....................................................    11

                          FORWARD-LOOKING INFORMATION

     Certain statements made in this prospectus supplement and the accompanying prospectus contain forward-looking information. The words "expect", "intend", "believe", "anticipate", "likely", "will" and similar expressions generally identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated in the forward-looking statements and, accordingly, readers are encouraged not to place undue reliance on such statements. Potential risks and uncertainties that could adversely affect our ability to obtain these results include, without limitation, the following factors: increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising; a continued economic downturn in some or all of our principal newspaper or television markets leading to decreased circulation or local, national or classified advertising; a decline in general newspaper readership patterns as a result of competitive alternative media or other factors; an increase in newsprint or syndication programming costs over the levels anticipated; labor disputes which may cause revenue declines or increased labor costs; acquisitions of new businesses or dispositions of existing businesses; a decline in viewership of major networks and local news programming; rapid technological changes and frequent new product introductions prevalent in electronic publishing; an increase in interest rates; a weakening in the Sterling to U.S. dollar exchange rate; and general economic, political and business conditions.

                               GANNETT CO., INC.

     We are an international news and information company. We publish newspapers and operate television stations and are engaged in marketing, commercial printing, a newswire service, data services and news programming.

     Our newspapers make up the largest newspaper group in the United States in daily circulation. We own 95 U.S. daily newspapers, including USA TODAY, the nation's largest-selling daily newspaper. We also own USA WEEKEND, a weekly newspaper magazine, and more than 300 non-daily publications.

     Newsquest plc, a wholly owned Gannett subsidiary, is one of the largest regional newspaper publishers in the United Kingdom with a portfolio of over 300 titles. Its publications include 15 daily newspapers. Newsquest also publishes a variety of non-daily publications, including Berrow's Worcester Journal, the oldest continuously published newspaper in the world.

     Our broadcasting division includes 22 television stations. We are also an Internet leader with web sites operated by most of our TV stations and newspapers, including USATODAY.com.

     Our principal executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107; telephone (703) 854-6000.

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the offering to be approximately $1,785,038,000, after deducting underwriting discounts and other offering expenses. We intend to use the net proceeds from the offering to repay a portion of our outstanding commercial paper as it matures. Our commercial paper approximated $4.826 billion at March 3, 2002, with a weighted average interest rate of approximately 1.82% and an average maturity of less than 21 days.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial information with respect to the fiscal years ended December 28, 1997, December 27, 1998, December 26, 1999 and December 31, 2000 has been derived from the audited financial statements contained in Gannett's Annual Reports on Form 10-K, and with respect to the fiscal year ended December 30, 2001 from the audited financial statements contained in Gannett's Current Report on Form 8-K dated March 11, 2002, all as filed with the Securities and Exchange Commission and incorporated in this prospectus supplement and the accompanying prospectus by reference. The selected financial information set forth below insofar as it relates to the fiscal years ended December 26, 1999, December 31, 2000 and December 30, 2001, should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Position," and the audited financial statements and notes thereto included in Gannett's Current Report on Form 8-K dated March 11, 2002, which is incorporated in this prospectus supplement and the accompanying prospectus by reference.

                                                                             YEAR ENDED
                                                  ----------------------------------------------------------------
                                                   12/30/01      12/31/00      12/26/99     12/27/98     12/28/97
                                                   --------      --------      --------     --------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA
    Operating revenues..........................  $ 6,344,245   $ 6,222,318   $5,095,362   $4,709,031   $4,308,165
    Operating income............................    1,589,835     1,817,256    1,563,101    1,385,814    1,262,242
    Interest expense............................     (221,854)     (219,228)     (94,619)     (79,412)     (98,242)
    Other(1)....................................        2,616        10,812       58,705      305,323       (9,047)
    Income before income taxes..................    1,370,597     1,608,840    1,527,187    1,611,725    1,154,953
    Income taxes................................      539,400       636,900      607,800      645,300      473,600
    Net income from continuing operations.......      831,197       971,940      919,387      966,425      681,353
    Discontinued operations:
         Income from the operation of
           discontinued business (net of income
           taxes)(2)............................           --         2,437       38,541       33,488       31,326
         Gain on sale of discontinued business
           (net of income taxes)(3).............           --       744,700           --           --           --
    Net income(1)(2)(3).........................      831,197     1,719,077      957,928      999,913      712,679
    Income per share -- Basic:
         From continuing operations(1)..........  $      3.14   $      3.65   $     3.29   $     3.41   $     2.41
         From discontinued operations...........           --          2.80         0.14         0.12         0.11
         Net income per share -- basic(1).......         3.14          6.45         3.43         3.53         2.52
    Income per share -- diluted:
         From continuing operations(1)..........         3.12          3.63         3.26         3.38         2.39
         From discontinued operations...........           --          2.78         0.14         0.12         0.11
         Net income per share -- diluted(1).....         3.12          6.41         3.40         3.50         2.50
    Cash dividends declared per share...........         0.90          0.86         0.82         0.78         0.74
    Ratio of earnings to fixed charges(4).......          6.4x          7.4x        14.1x        17.9x        11.1x

                                                                               AS OF
                                                  ----------------------------------------------------------------
                                                   12/30/01      12/31/00      12/26/99     12/27/98     12/28/97
                                                   --------      --------      --------     --------     --------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA
    Current assets..............................  $ 1,178,198   $ 1,302,336   $1,075,222   $  906,385   $  884,634
    Current liabilities.........................    1,127,737     1,174,001      883,778      727,967      738,577
    Total assets................................   13,096,101    12,980,411    9,006,446    6,979,480    6,890,351
    Long-term debt (including current
      maturities)...............................    5,080,025     5,747,856    2,463,250    1,314,671    1,758,909
    All other long-term liabilities.............    1,152,417       955,144    1,029,772      964,830      931,504
    Shareholders' equity........................    5,735,922     5,103,410    4,629,646    3,979,824    3,479,736
         Total liabilities and shareholders'
           equity...............................  $13,096,101   $12,980,411   $9,006,446   $6,979,480   $6,890,351

---------------
(1) In 1999, includes pre-tax net non-operating gain principally from the exchange of KVUE-TV for KXTV-TV of $55 million (after-tax gain of $33 million or $0.11 per share). In 1998, includes pre-tax net non-operating gain principally from the disposition of the radio and alarm security businesses of $307 million (after-tax gain of $184 million or $0.65 per share-basic and $0.64 per share-diluted).
(2) Includes results from businesses sold and accounted for as discontinued operations (cable - 1997 to 2000; and security - 1997 to 1998).

(3) Includes gain from sale of cable business in 2000.
(4) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense that Gannett believes to be representative of interest. A statement setting forth the computation of the ratios of earnings to fixed charges set forth above is filed as an exhibit to Gannett's Current Report on Form 8-K dated March 11, 2002, which is incorporated in this prospectus supplement and the accompanying prospectus by reference.

                            DESCRIPTION OF THE NOTES

GENERAL

     We will issue each of the 4.950% notes due 2005, the 5.500% notes due 2007 and the 6.375% notes due 2012 (collectively, the "notes") under an indenture dated as of March 1, 1983 between us and Citibank, N.A., as trustee, as amended. We refer to the indenture and its amendments together as the indenture. The indenture provides that we will appoint a trustee under the indenture with respect to each new series of securities issued under the indenture. The appointed trustee will serve with respect to only that series, unless we specifically appoint them to serve as trustee with respect to any preceding or succeeding series of securities. We have appointed Wells Fargo Bank Minnesota, National Association to serve as trustee with respect to the notes. Wells Fargo Bank Minnesota, National Association also serves as a lender under our revolving credit facilities. The following statements are subject to the detailed provisions of the indenture, a copy of which is filed or incorporated by reference as an exhibit to the registration statement on Form S-3 of which this prospectus supplement and the accompanying prospectus are a part.

     The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding. The notes will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. The 4.950% notes due 2005, the 5.500% notes due 2007, and the 6.375% notes due 2012 will be initially issued in an aggregate principal amount of $600,000,000, $700,000,000 and $500,000,000, respectively. We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes and otherwise similar in all respects except for the issue date and the issue price. Such further notes shall be consolidated and form a single series with the applicable series of notes offered by this prospectus supplement and the accompanying prospectus.

     The 4.950% notes due 2005 will mature on April 1, 2005, the 5.500% notes due 2007 will mature on April 1, 2007 and the 6.375% notes due 2012 will mature on April 1, 2012.

     Interest on the 4.950% notes due 2005 will accrue at the rate of 4.950% per year, interest on the 5.500% notes due 2007 will accrue at the rate of 5.500% per year and interest on the 6.375% notes due 2012 will accrue at the rate of 6.375% per year and, in each case, will be payable semi-annually on April 1 and October 1 (including the maturity date) of each year, commencing October 1, 2002. We will make each interest payment to the holders of record of the applicable series of notes on the immediately preceding March 15 and September 15.

     Interest on each series of notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     All payments on each series of notes will be made, and transfers of each series of notes will be registrable, at the trustee's office in New York, unless we designate another place for such purpose.

     The notes may not be redeemed prior to maturity. There will be no sinking fund for the notes.

     The provisions of the indenture do not afford holders of the notes protection in the event of a change in control, highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of the notes.

FORM

     The notes will be issued in the form of one or more global securities that will be deposited with The Depository Trust Company ("DTC" or the "depositary") or its nominee and registered in the name of DTC or its nominee, Cede & Co. Investors may elect to hold interests in the notes through either the DTC (in the United States), Clearstream Banking, societe anonyme ("Clearstream") or Euroclear Bank S.A./N.V. ("Euroclear"). Upon the issuance of a global security, the depositary for such global security will credit the respective principal amounts of the notes represented by such global security to the accounts of institutions that have accounts with the depositary or its nominee. We refer to such institutions as participants. Ownership of beneficial interests in such global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such global securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of beneficial interests in global securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture governing such notes. Owners of beneficial interests in such global securities will not be entitled to have notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture.

     Payment of principal of and any interest on the notes registered in the name of or held by a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of the global security. None of us, the trustee, or any paying agent for such notes will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the depositary, upon receipt of any payment of any principal or interest in respect of the global security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depositary. We also expect that payments by participants to those who hold beneficial interests through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive registered form in exchange for the global security representing such notes. In addition, we may at any time and in our sole discretion determine not to have any notes represented by one or more global securities and, in such event, will issue notes in definitive form in exchange for all of the global securities representing such notes. Notes issued in definitive form will be issued as registered securities in denominations, unless otherwise specified by us, of $1,000 and integral multiples of $1,000.

     Links have been established among DTC, Clearstream and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the United States), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

     Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

     Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC.

     When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement,

Clearstream or Euroclear will credit its participant's account. Credit for the book-entry securities will appear on the next day (European time).

     Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

     When a Clearstream or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream or Euroclear participant's account would instead be valued as of the actual settlement date.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make its same-day funds settlement system available to us, all payments of principal of and interest on the notes will be made in immediately available funds, and, to the extent that secondary market trading in the notes is effected on the depositary's same-day funds settlement system, such trading will be settled in immediately available funds.

THE DEPOSITARY

     The depositary has advised us and the underwriters that the depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities for its participants. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the direct participants' accounts. Direct participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its direct and indirect participants are on file with the Securities and Exchange Commission.

     The depositary has confirmed to Gannett, the underwriters and the trustee that it intends to follow the procedures set forth in this prospectus supplement with respect to the notes.

                          U.S. FEDERAL INCOME TAXATION

     The following summary describes the principal U.S. federal income (and, in the case of non-U.S. holders, federal estate) tax consequences of the purchase, ownership and sale or other taxable disposition of notes by a holder of notes that purchases the notes in their initial offering at their issue price. This summary is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority, and administrative rulings and practice. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders of notes.

     The following discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders subject to special rules under the U.S. federal income tax laws, such as individual retirement and other tax-deferred accounts, real estate investment trusts, regulated investment companies, insurance companies, tax exempt organizations, dealers in securities or currencies, financial institutions, persons holding notes as part of a hedging, straddle, or conversion transaction, or persons whose functional currency is not the U.S. dollar. This discussion deals only with notes held as capital assets. As used herein, a "U.S. holder" of a note means a holder that is
(1) a citizen or resident of the United States, (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust (x) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons (as defined in the Code) have authority to control all of its substantial decisions or (y) if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A "non-U.S. holder" is a holder other than a U.S. holder.

     If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes, you should consult your tax advisor.

     Prospective purchasers of the notes should consult their own tax advisors as to the particular tax consequences of acquiring, holding, and disposing of the notes in light of their particular situations, including the applicability and effect of any federal, state, local, or foreign tax laws, and the prospects for, and the potential impact of, any changes in the applicable tax laws.

U.S. HOLDERS

     Stated Interest. U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of accounting.

     Sale or Exchange of Notes. If a note is sold or exchanged (including by reason of redemption or retirement), the disposing U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange (less any accrued interest, which will be taxable as ordinary income) and the U.S. holder's tax basis in the note. A U.S. holder's initial tax basis in a note will generally be equal to such holder's cost of the note. At any time, a U.S. holder's tax basis in a note will generally be equal to his initial tax basis, minus any principal payments received by such holder.

     Any gain or loss on the sale or exchange of a note will be capital gain or loss. Any capital gain or loss recognized on the sale or exchange of a note will be long-term capital gain or loss if the note was held for more than one year as of the time of its disposition. Under current law, net capital gains of certain non-corporate taxpayers are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

NON-U.S. HOLDERS

     Notwithstanding the foregoing discussion, a "non-U.S. holder" will, subject to the discussion of backup withholding below, generally not be subject to U.S. federal withholding taxes on payments of principal and interest on any notes provided that (i) the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of Gannett, (ii) the non-U.S. holder is not a controlled foreign corporation related to Gannett through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of business, and (iv) Gannett or its agent receives certification, under penalties of perjury, either (a) from the beneficial owner of the note certifying that the beneficial owner is not a United States person and the owner's name and address, and U.S. taxpayer identification number, if any, are provided on IRS Form W-8BEN (or successor form), or (b) in the case of a note held by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner, from the securities clearing organization, bank or other financial institution (as applicable), in each case certifying, under penalties of perjury, to Gannett or its paying agent, as the case may be, that it has received an IRS Form W-8BEN (or successor form) from the beneficial holder and a copy of such certification is furnished to the paying agent. Special certification rules apply for notes held by a foreign partnership and other intermediaries.

     Payments to "non-U.S. holders" not meeting the requirements of the prior paragraph and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from such withholding if the beneficial owner of the note provides Gannett with (i) a properly executed IRS Form W-8BEN claiming an exemption from withholding under the benefit of a tax treaty or (ii) a properly executed IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the owner's conduct of a trade or business in the United States.

     If a "non-U.S. holder" is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, the non-U.S. holder may be subject to U.S. federal income tax on such interest in the same manner as if such holder were a U.S. holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For purposes of the branch profits tax, interest on a note will be included in such foreign corporation's earnings and profits.

     Any gain realized by a "non-U.S. holder" upon the sale or disposition of a note will not be subject to U.S. federal income tax if (1) such gain or income is not effectively connected with a trade or business in the United States of such holder, and (2) in the case of an individual holder, the holder is not present in the United States for a period or periods aggregating 183 days in the taxable year of the sale or disposition.

     An individual holder of a note who is not a citizen or resident of the United States at the time of his or her death will not be subject to U.S. federal estate tax as a result of such individual's death, if (i) such holder does not own, actually or constructively, on the date of death 10% or more of the total combined voting power of all classes of the voting stock of Gannett, and (ii) any interest received on the note, if received by such holder at the time of his or her death, would not be effectively connected with the conduct of a trade or business in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Certain noncorporate holders of notes may be subject to information reporting requirements with respect to payments made on a note. Backup withholding tax will apply to such payments if the holder is a U.S. person and
(1) fails to furnish his Taxpayer Identification Number ("TIN") which, in the case of an individual, is his Social Security number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that he has failed to properly report payments of interest or dividends, or (4) under certain circumstances, fails to certify, under penalty of perjury, that he furnished a correct TIN and has not been notified by the IRS that he is subject to backup withholding tax and information reporting requirements. The backup withholding tax rate is 30% for years 2002 and 2003, 29% for years 2004 and 2005, 28% for 2006 through 2010, and 31%
thereafter. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder's U.S. federal income tax liability provided that the required information is furnished to the IRS.

     Under current Treasury Regulations, backup withholding will not apply to payments to a person that is not a U.S. person on notes that Gannett or any paying agent make, provided that Gannett has received valid certifications meeting the requirements of the Code and neither Gannett nor the paying agent has actual knowledge or reason to know that the holder is a U.S. person for purposes of such backup withholding tax requirements. Failure to provide such valid certifications in accordance with the requirements of the Code and the applicable Treasury Regulations could subject the "non-U.S. holder" to backup withholding even if the holder is otherwise entitled to an exemption from backup withholding.

     If provided by a beneficial owner, the certification must give the name and address of such owner, state that such owner is not a U.S. person, or, in the case of an individual, that such person is neither a citizen or resident of the United States, and must be signed by the owner under penalties of perjury. If provided by a financial institution, other than a financial institution that is a qualified intermediary, the certification must state that the financial institution has received from the beneficial owner the certificate set forth in the preceding sentence, set forth the information contained in such certificate (and include a copy of such certificate), and be signed by an authorized representative of the financial institution under penalties of perjury. Generally, the furnishing of the names of the beneficial owners of the notes that are not U.S. persons and a copy of such beneficial owner's certificate by a financial institution will not be required where the financial institution is a qualified intermediary which has entered into a withholding agreement with the IRS pursuant to the Treasury Regulations.

     In addition, if the foreign office of a foreign broker pays the proceeds of the sale of a note to the seller of the note, backup withholding and information reporting will not apply, provided that the broker (1) derives less than 50% of its gross income for certain periods from the conduct of trade or business in the United States, (2) is not a controlled foreign corporation and (3) is not a foreign partnership (a) one or more of the partners of which, at any time during its tax year, is a U.S. person who, in the aggregate, holds more than 50% of the income or capital interest in the partnership or (b) which, at any time during its tax year, is engaged in the conduct of trade or business in the United States. Moreover, the payment by the foreign office of other brokers of the proceeds of the sale of the notes (including any accrued but unpaid interest) will not be subject to backup withholding, but will be subject to information reporting unless the payor has actual knowledge or reason to know that the payee is a U.S. person.

     Principal and interest so paid by the U.S. office of a custodian, nominee or agent, or the payment of the proceeds of a sale of a note by the U.S. office of a broker is subject to the backup withholding and information reporting unless the beneficial owner certifies its non-U.S. status under penalties of perjury, as described above, or otherwise establishes an exemption.

PROPOSED EU DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

     The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of conditions being met, it is proposed that member states of the European Union will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a paying agent resident within its jurisdiction to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system for a transitional period in relation to such payments. This directive, if adopted, may be conditioned on the adoption of comparable withholding or information reporting measures in non-European Union countries with significant financial centers (such as the United States) and in dependent or associated territories of certain member states. The proposals of the European Council contemplate the establishment of arrangements to share revenues from withholding taxes so imposed between the member state of the paying agent and the member state of the residence of the interest payee. It is possible that these revenue sharing arrangements may be established with non-European Union states. Any such revenue sharing could result in tax withheld by reason of the proposals discussed herein being treated as a tax of the issuer's non-European Union taxing jurisdiction. In any event, Gannett will not pay any additional amount with respect to a note if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is required to be made pursuant to any European Union directive on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, any such directive. Additional amounts will not be payable even if, for example, any such withholding tax is treated as a U.S. withholding tax because of revenue sharing of withholding taxes between the United States and a member of the European Union. Pending agreement on the precise text of the directive, Gannett cannot predict what effect, if any, the adoption of the directive would have on the notes or on payments thereon.

                                  UNDERWRITING

     Banc of America Securities LLC, Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement dated the date of this prospectus supplement, which incorporates by reference the Gannett Co., Inc. Underwriting Agreement Standard Provisions (Debt and/or Warrants) dated December 1, 1986, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                     PRINCIPAL AMOUNT OF     PRINCIPAL AMOUNT OF     PRINCIPAL AMOUNT OF
UNDERWRITER                         4.950% NOTES DUE 2005   5.500% NOTES DUE 2007   6.375% NOTES DUE 2012
-----------                         ---------------------   ---------------------   ---------------------
Banc of America Securities LLC ...      $165,000,000            $192,500,000            $137,500,000
Banc One Capital Markets, Inc. ...       120,000,000             140,000,000             100,000,000
J.P. Morgan Securities Inc. ......       165,000,000             192,500,000             137,500,000
Barclays Capital Inc. ............        60,000,000              70,000,000              50,000,000
HSBC Securities (USA) Inc. .......        48,387,060              56,451,570              40,322,550
Fleet Securities, Inc. ...........        22,887,134              26,701,656              19,072,612
SunTrust Capital Markets, Inc. ...        18,725,806              21,846,774              15,604,838
                                        ------------            ------------            ------------
  Total...........................      $600,000,000            $700,000,000            $500,000,000
                                        ============            ============            ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes of a series if they purchase any of the notes of that series.

     The underwriters propose to offer some of the notes of each series directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed 0.150% of the principal amount of the 4.950% notes due 2005, 0.200% of the principal amount of the 5.500% notes due 2007 and 0.300% of the principal amount of the 6.375% notes due 2012. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.100% of the principal amount of the 4.950% notes due 2005, 0.125% of the principal amount of the 5.500% notes due 2007 and 0.250% of the principal amount of the 6.375% notes due 2012 on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

     There is presently no established trading market for any series of notes, and we do not intend to apply to list either series of notes on a national securities exchange or have them quoted on an automated quotation system. The underwriters have advised us that they intend to make a market in each series of notes but they are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of notes.

     In connection with this offering, the underwriters may purchase and sell notes of each series in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes of a series in excess of the principal amount of such notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes of a series in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes of a series made for the purpose of preventing or retarding a decline in the market price of such notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes of a series. They may also cause the price of such notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be approximately $400,000.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and/or perform financial advisory services for us. Certain of the underwriters participating in this offering are dealers under our commercial paper program, and may receive proceeds from this offering as a result of their ownership of some of our commercial paper. This offering is being conducted pursuant to NASD Conduct Rule 2710(c)(8).

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

     Each underwriter has severally represented and agreed that (1) it and each of its affiliates have not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiry of the period of six months from the date of issue of the notes, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(l) of the FSMA does not apply to us; and
(3) it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or at any time thereafter, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession. The notes are being issued under the Euro-securities exemption pursuant to Article 6 of the Exemption Regulation (Vrijstellinsregeling Wet Toezicht Effectenverkeer) of December 21, 1995, as amended, of The Netherlands' Securities Market Supervision Act 1995 (Wet Toezicht Effectenverkeer) and accordingly each underwriter has severally represented and agreed that it and each of its affiliates have not publicly promoted and will not publicly promote (whether electronically or otherwise) the offer or sale of the notes by conducting a generalized advertising or cold calling campaign within or outside The Netherlands.

     Each underwriter has severally represented and agreed that it and each of its affiliates are aware of the fact that no German selling prospectus (Verkaufsprospekt) has been or will be published in respect of the sale of the notes and that it and each of its affiliates will comply with the Securities Selling Prospectus Act (the "SSPA") of the Federal Republic of Germany (Wertpapier - Verkaufsprospektgeset:). In particular, each underwriter has undertaken not to engage in public offering (offentliche Anbieten) in the Federal Republic of Germany with respect to any notes otherwise than in accordance with the SSPA and any other act replacing or supplementing the SSPA and all other applicable laws and regulations.

     Each underwriter has severally represented and agreed that the notes are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it and each of its affiliates have not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in the Republic of France, and that it and each of its affiliates have not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes, and that such offers, sales and distributions have been and shall be made in France only to
(1) qualified investors (investisseurs qualfies) and/or (2) a restricted group of investors (cercle restreint d'investisseurs) all as defined in Article 6 of ordonnance no. 67-833 dated 28th September, 1967 (as amended) and decret no. 98-880 dated 1st October, 1998.

     Banc of America Securities LLC and J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc of America Securities LLC and J.P. Morgan Securities Inc. and their customers and is not a party to this offering. Market Axess Inc., a registered broker-dealer, will receive compensation from Banc of America Securities LLC and J.P. Morgan Securities Inc. based on transactions conducted through the system. Banc of America Securities LLC and J.P. Morgan Securities Inc. will make the notes available to customers through Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for Gannett by Thomas L. Chapple, Esq., Senior Vice President, General Counsel and Secretary of Gannett, and by Nixon Peabody LLP, Washington, D.C., and for the underwriters by Simpson Thacher & Bartlett, New York, New York. Mr. Chapple owned beneficially, as of March 3, 2002, 15,728 shares of Gannett Common Stock and had options to purchase 98,330 shares of Gannett Common Stock.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to the Current Report on Form 8-K dated March 11, 2002 relating to the year ended December 30, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                               GANNETT CO., INC.

                          DEBT SECURITIES AND WARRANTS

     Gannett Co., Inc. ("Gannett" or the "Company"), directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may offer from time to time, in one or more series, up to $1,500,000,000 (or the equivalent in foreign currency or foreign currency units) aggregate principal amount of its debt securities (the "Debt Securities") and/or warrants to purchase Debt Securities (the "Warrants") (the Debt Securities and Warrants are herein collectively referred to as the "Securities"), on terms to be determined at the time of sale.

     The Securities may be sold for U.S. dollars, foreign currency or foreign currency units, and principal of and any interest on the Securities may likewise be payable in U.S. dollars, foreign currency or foreign currency units.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities of a series may be issuable in registered certificated form without coupons or in the form of one or more global securities for purposes of book-entry registration and transfer.

     The specific designation, aggregate principal amount, currency, maturity, rate and time of payment of interest, purchase price, and any terms for redemption of the Debt Securities, the duration, transferability, offering and exercise prices, and any terms for redemption of the Warrants, if any, and dealer or underwriter, if any, in connection with the sale of the Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). The Company reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     If an agent of the Company or a dealer or an underwriter is involved in the sale of the Securities in respect of which this Prospectus is being delivered, the agent's commission, dealer's purchase price, or underwriter's discount is set forth in, or may be calculated from, the Prospectus Supplement and the net proceeds to the Company from such sale will be the purchase price of such Securities less such commission in the case of an agent, the purchase price of such Securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The aggregate proceeds to the Company from all the Securities will be the purchase price of Securities sold less the aggregate of agents' commissions and underwriters' discounts and other expenses of issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for the agents, dealers and underwriters.

                            ------------------------

December 12, 1995

     No person has been authorized to give any information or to make any representations not contained in this Prospectus or any Prospectus Supplement in connection with the offer made by this Prospectus or any Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities offered hereby in any jurisdiction in which or to any person to whom it is unlawful to make such offer or solicitation. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which they relate. Neither the delivery of this Prospectus nor any Prospectus Supplement nor any sale of or offer to sell the Debt Securities offered hereby shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

     Gannett is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated herein by reference are the Company's (i) Annual Report on Form 10-K for the fiscal year ended December 25, 1994, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 26, 1995, June 25, 1995 and September 24, 1995; and (iii) Current Reports on Form 8-K dated June 1, 1995, July 27, 1995, October 23, 1995, November 21, 1995 and December 5, 1995. With respect to the financial statements included in the Company's Quarterly Report for the quarter ended September 24, 1995, the financial statements reflect all adjustments, which are of a normal recurring nature, which, in the opinion of the Company, are necessary for a fair statement of results for the interim periods.

     All documents filed by Gannett pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     Gannett will provide without charge to each person, including any beneficial owner of any Securities, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). All requests should be directed to the Secretary, Gannett Co., Inc., 1100 Wilson Boulevard, Arlington, Virginia 22234, telephone (703) 284-6000.

                               GANNETT CO., INC.

     Gannett is a diversified information company. Its principal business operations include: (i) newspaper publishing, (ii) broadcasting, (iii) outdoor advertising and (iv) cable television systems. It also operates a television entertainment subsidiary and a security alarm business. Approximately 98 percent of Gannett's revenue is from domestic operations but it also has foreign operations in Canada and certain European and Asian markets. Gannett was incorporated in New York in 1923 and was reincorporated in Delaware in 1972.

     Gannett's newspapers make up the largest newspaper group in the United States in daily circulation. Gannett owns 92 daily newspapers with a current circulation of over 6.6 million a day, including USA TODAY. The Company also publishes USA WEEKEND, a newspaper magazine, and a number of non-daily publications.

     Gannett's broadcasting division includes 15 television stations in markets with a total of over 10 million households and 13 radio stations in markets with a listening population of over 36 million.

     Gannett's outdoor division is the largest in North America with operations in 11 states and Canada. It includes 12 outdoor advertising companies and transit and transit shelter advertising operations.

     Gannett also owns the following: Gannett News Service, which provides news services for its newspaper operations and for other newspapers; Gannett National Newspaper Sales, which markets the Company's nationwide newspaper advertising resources; Gannett Offset, which coordinates the sale, marketing and production of commercial offset printing done for national and regional customers at many of Gannett's newspapers with offset presses and at the Company's offset printing facilities in Chandler, Ariz., Miramar, Fla., Nashville, Tenn., Atlanta, Ga., St. Louis, Mo., Norwood, Mass., and Springfield, Va.; Louis Harris & Associates, an opinion research firm; electronic information services, including the USA TODAY Information Network; Gannett Media Technologies International, which develops and markets software and other products for the publishing industry; Gannett Direct Marketing Services, a direct marketing company with operations in Louisville, Ky.; Telematch, a telephone database service; Gannett Community Directories of New Jersey, yellow-pages publishing; and Gannett Telemarketing, a telephone sales and marketing business. Gannett is also a partner in a joint venture with Ringier, a Swiss company, to develop and publish newspapers in Eastern Europe and Asia.

     On December 4, 1995, Gannett completed the acquisition of Multimedia, Inc., a South Carolina corporation, by means of a merger of Gannett Multimedia Acquisition Subsidiary, a wholly-owned subsidiary of Gannett, with and into Multimedia, pursuant to the terms of an Agreement and Plan of Merger dated as of July 24, 1995. As a result of the merger, each share of outstanding common stock of Multimedia has been converted into the right to receive $45.25 in cash, without adjustment. On the Closing Date there were 38,734,078 shares of Multimedia common stock outstanding for a total consideration for those shares of $1,752,717,030. As a result of the merger, Gannett assumed approximately $501,500,000 of long-term indebtedness of Multimedia of which approximately $440,500,000 was prepaid upon consummation of the merger. The purchase price and the debt prepayment were funded with available cash and the proceeds of the sale of Gannett short term notes in the commercial paper market.

     The principles followed in determining the amount of consideration to be paid included management's determination of the fair market value of Multimedia utilizing, among other things, a projected net income analysis taking into account the economic synergies arising from combining the business acquired with Gannett operations and a projected cash flow analysis.

     As a result of the transaction, Gannett acquired from Multimedia 10 daily newspapers, five television stations, two radio stations, several syndicated talk shows, cable television systems reaching 454,000 subscribers and Multimedia Security Service, which monitors more than 82,000 security alarm subscribers.

     Gannett's principal executive offices are located at 1100 Wilson Boulevard, Arlington, Virginia 22234; telephone (703) 284-6000.

                         SELECTED FINANCIAL INFORMATION

     The following selected consolidated financial information with respect to the years 1990 through 1994 has been derived from audited financial statements contained in Gannett's Annual Reports on Form 10-K, and should be read in conjunction with the consolidated financial statements and related notes contained in Gannett's Annual Report on Form 10-K for the year ended December 25, 1994, which is incorporated herein by reference. The following selected financial information with respect to the 39 weeks ended September 24, 1995 has been derived from unaudited financial statements contained in Gannett's Quarterly Report on Form 10-Q for the quarter ended September 24, 1995, which is incorporated herein by reference.

                                         39 WEEKS
                                           ENDED                               YEARS ENDED
                                          9/24/95     --------------------------------------------------------------
                                        (UNAUDITED)    12/25/94     12/26/93     12/27/92     12/29/91     12/30/90
                                        -----------    --------     --------     --------     --------     --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA
    Operating Revenues................  $2,860,002    $3,824,523   $3,641,621   $3,468,957   $3,382,035   $3,441,621
    Operating Income..................     572,980       812,778      714,352      617,283      558,947      678,841
    Interest Expense..................     (31,723)      (45,624)     (51,250)     (50,817)     (71,057)     (71,567)
    Other.............................        (627)       14,945        5,350        7,814       14,859       10,689
    Income Before Taxes...............     540,630       782,099      668,452      574,280      502,749      617,963
    Income Taxes......................     218,900       316,700      270,700      228,600      201,100      241,000
    Income Before Cumulative Effect of
      Accounting Principle
      Changes(1)......................     321,730       465,399      397,752      345,680      301,649      376,963
    Cumulative Effect on Prior Years
      of Accounting Principle Changes
      for:
         Income Taxes.................                                              34,000
         Retiree Health and Life
           Insurance Benefits.........                                            (180,000)
    Net Income........................  $  321,730    $  465,399   $  397,752   $  199,680   $  301,649   $  376,963
    Income Per Share
      Before Cumulative Effect of
      Accounting Principle
      Changes.........................  $     2.30    $     3.23   $     2.72   $     2.40   $     2.00   $     2.36
         Cumulative Effect of
           Accounting Principle
           Changes....................                                               (1.01)
         Net Income Per Share.........  $     2.30    $     3.23   $     2.72   $     1.39   $     2.00   $     2.36
    Cash Dividends Declared Per
      Share...........................  $     1.03    $     1.34   $     1.30   $     1.26   $     1.24   $     1.21
    Ratio of Earnings to Fixed
      Charges(2)......................       10.23         10.56         8.79         7.38         5.40         6.44

                                                                           AS OF
                                        ----------------------------------------------------------------------------
                                          9/24/95
                                        (UNAUDITED)    12/25/94     12/26/93     12/27/92     12/29/91     12/30/90
                                        -----------    --------     --------     --------     --------     --------
BALANCE SHEET DATA
    Current Assets....................  $  675,607    $  650,837   $  757,957   $  631,447   $  636,101   $  668,690
    Current Liabilities...............     595,139       527,054      455,139      431,551      443,835      500,203
    Total Assets......................   3,725,556     3,707,052    3,823,798    3,609,009    3,684,080    3,826,145
    Long-term Debt (including current
      maturities).....................     601,360       768,296      850,850    1,081,023    1,335,753      849,884
    All Other Long-term Liabilities...     569,012    $  590,490   $  610,053   $  516,601   $  365,364   $  414,232
    Shareholders' Equity..............   2,019,869     1,822,238    1,907,920    1,580,101    1,539,487    2,063,077
         Total Liabilities and
           Shareholders' Equity.......   3,725,556    $3,707,052   $3,823,798   $3,609,009   $3,684,080   $3,826,145

---------------
(1) In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109).

                                                  (notes continued on next page)

(notes continued from last page)

    Under the provisions of SFAS 106, the Company is required to recognize the cost of postretirement medical and life insurance benefits on an accrual basis over the working lives of employees expected to receive such benefits. Prior to the adoption of SFAS 106, the Company recognized the cost of these benefits as payments were made on behalf of retirees.

    As permitted under SFAS 106, the Company recognized the Accumulated Postretirement Benefit Obligation as of the beginning of fiscal 1992 of $295 million as a change in accounting principle. On an after-tax basis, this non-cash charge was $180 million or $1.25 per share.

    Ongoing operating costs for 1992 under SFAS 106 were $6 million greater than under the previous cash basis method. On an after-tax basis, these charges totaled $4 million or $.03 per share.

    Under the provisions of SFAS 109, the Company adjusted previously recorded deferred taxes to reflect currently enacted statutory tax rates. The Company has reflected the cumulative effect of adopting SFAS 109 as a change in accounting principle at the beginning of fiscal 1992. This adjustment was recorded as a non-cash credit to earnings of $34 million or $.24 per share. The adoption of SFAS 109 had no effect on the provision for income taxes for 1992.

(2) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and changes in accounting principles, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which the Company believes to be representative of interest. A statement setting forth the computation of the ratios of earnings to fixed charges set forth above is filed as an exhibit to the Company's Registration Statement of which this Prospectus is a part.

                                USE OF PROCEEDS

     Except as otherwise may be set forth in the Prospectus Supplement accompanying this Prospectus, the Company expects to add substantially all of the net proceeds from the sale of the Securities to its general funds to be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of long-term and short-term debt and the financing of future acquisitions. The funds may also be used to finance part of the Multimedia acquisition purchase price. Funds not required immediately may be invested in short-term marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby will be issued under an Indenture dated as of March 1, 1983 between the Company and Citibank, N.A., as trustee, as amended by a First Supplemental Indenture dated as of November 5, 1986 among the Company, Citibank, N.A. and Sovran Bank, N.A., as successor trustee, and a Second Supplemental Indenture dated as of June 1, 1995 among the Company, NationsBank, N.A. and Crestar Bank (together, the "Indenture"). Pursuant to the Second Supplemental Indenture, NationsBank, N.A. was replaced as trustee under the Indenture by Crestar Bank. The Second Supplemental Indenture provides that Gannett will appoint a trustee under the Indenture with respect to each new series of securities thereunder, such trustee serving with respect to only such series unless specifically appointed to serve as trustee with respect to any preceding or succeeding series of securities. The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as part of the statements made and such statements are qualified in their entirety by such reference. Capitalized terms used in this description but not defined herein have the meanings assigned to such terms in the Indenture. References in italics are to the Indenture.

GENERAL

     The Company has issued and has outstanding $17,260,000 aggregate principal amount of 9.55% Notes Due February 1, 1996 under the Indenture with respect to which series Citibank, N.A. serves as trustee. The Company also has issued and outstanding $275,000,000 aggregate principal amount of 5.25% Notes due

March 1, 1998 and $250,000,000 aggregate principal amount of 5.85% Notes due May 1, 2000, with respect to which Crestar Bank serves as trustee. The Indenture does not limit the amount of debt securities which may be issued thereunder. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities offered thereby: (1) the designation of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be issued; (4) the currency or currencies for which such Debt Securities may be purchased and the currency or currencies in which principal of and any interest on Debt Securities may be payable; (5) if the currency for which such Debt Securities may be purchased or in which principal of and any interest may be payable is at the purchaser's election, the manner in which such an election may be made; (6) the date or dates on which such Debt Securities will mature; (7) the rate or rates, if any, per annum at which such Debt Securities will bear interest, or the method of determination of such rate or rates; the Debt Securities may bear interest either at a fixed rate or at a variable rate determined by reference to indices that may include a commercial paper rate, CD rate, federal funds rate, treasury rate or such other interest rate formula as may be indicated in a Prospectus Supplement relating to such Debt Securities;
(8) the times at which such interest, if any, will be payable; (9) provisions for a sinking, purchase or other analogous fund, if any; and (10) the date or dates, if any, after which such Debt Securities may be redeemed at the option of the Company or the holder and the redemption price or prices. Principal, premium, if any, and interest, if any, will be payable and the Debt Securities offered hereby will be transferable, at the office or agency of the Trustee in New York, N.Y., provided that payment of interest, if any, may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Security Register. (Section 3.1)

     The Indenture provides that there may be more than one Trustee, each with respect to one or more different series of Debt Securities. At a time when two or more Trustees are acting, each with respect to only certain series of Debt Securities, the term Debt Securities shall refer herein to the one or more series with respect to which each respective Trustee is acting.

     The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Indenture currently provides that Debt Securities may be issued in fully registered form without coupons and, unless otherwise specified in the Prospectus Supplement, in denominations of $1,000 and multiples of $1,000. If Debt Securities are issued in bearer form, the Company will enter into a Supplemental Indenture with the Trustee to modify the form of Debt Security, payment procedures and other related matters, as appropriate. The Prospectus Supplement indicates whether the Debt Securities will be in registered or bearer form, the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.8)

GLOBAL SECURITIES

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depository identified in the Prospectus Supplement relating to such series for purposes of book-entry registration and transfer. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by or to the Depository for such Global Security or its successor, or any nominee of such Depository or successor Depository.

     The specific terms of the depository arrangement with respect to any series of Debt Securities and the rights of and limitations on owners of beneficial interests in Global Securities representing Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

CERTAIN COVENANTS OF THE COMPANY

     Limitations of Liens. The Company will covenant that, so long as any of the Debt Securities issued thereunder remain Outstanding, the Company will not nor will it permit any Restricted Subsidiary (as hereinafter defined) to issue, assume or guarantee any indebtedness for money borrowed (herein referred to as "indebtedness") secured by any mortgage, security interest, pledge, lien or other encumbrance (herein referred to as "mortgage") on any asset of the Company or any Restricted Subsidiary (whether such asset is now owned or hereafter acquired) without in any such case effectively providing that the Outstanding Securities shall be secured by such mortgage equally and ratably with such indebtedness. This restriction, however, shall not apply to (i) mortgages on property existing at the time that it is acquired; (ii) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (iii) mortgages securing indebtedness of the Company or a Restricted Subsidiary owing to a Restricted Subsidiary or the Company; (iv) mortgages on property to secure indebtedness incurred for the purpose of financing all or any part of the price of acquisition, construction or improvement of such property, which indebtedness is incurred pursuant to a commitment obtained prior to or within twelve months after the later of such acquisition, completion of such improvements or construction or the placing in operation of such property; (v) mortgages in favor of the United States of America or any State thereof, or any political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such mortgages (including without limitation mortgages incurred in connection with pollution control, industrial revenue or similar financings);
(vi) mortgages existing at the date of issuance of the first series of Debt Securities under the Indenture; or (vii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (i) through (vi) inclusive. Notwithstanding the above, the Company or any Restricted Subsidiary may, without securing the Outstanding Securities, issue, assume or guarantee secured indebtedness which would otherwise be subject to the above restrictions, provided that the aggregate amount of such indebtedness which, together with all Attributable Debt (as hereinafter defined) in respect of sale and leaseback transactions not otherwise permitted by the Indenture, would then be outstanding (not including secured indebtedness under the foregoing exceptions) does not exceed 5% of the consolidated shareholders' equity of the Company as of the end of the fiscal year preceding the date of such determination. (Section 3.5)

     Limitation on Sale and Leaseback Transactions. Sale and leaseback transactions by the Company or any Restricted Subsidiary of any asset of the Company or such Restricted Subsidiary with any person (other than a Restricted Subsidiary or the Company) are prohibited, except for leases for a term, including renewals, of not more than three years, unless (a) the Company or such Restricted Subsidiary would be entitled to issue, assume or guarantee indebtedness secured by the asset involved at last equal in amount to the Attributable Debt in respect of such transaction without equally and ratably securing the Outstanding Securities or (b) within a period commencing twelve months prior to the consummation of such sale and leaseback transaction and ending twelve months after such consummation, the Company of such Restricted Subsidiary has expended, or will expend, for an asset or assets of the Company or such Restricted Subsidiary an amount equal to the proceeds from such sale and leaseback transaction or (c) an amount equal to the greater of the fair value (in the opinion of the Company's Board of Directors) of such asset or such Attributable Debt is applied to the retirement of funded non-subordinated indebtedness of the Company or a Restricted Subsidiary. (Section 3.6)

     Restrictions on Consolidation, Merger or Sale. The Company will not consolidate with or merge into or dispose of all or substantially all its property to any corporation unless (a) the surviving corporation (if other than the Company) shall assume the obligations of the Company under the Indenture and
(b) immediately after giving effect to such transactions, no Event of Default shall have happened and be continuing. (Section 9.1)

     Certain Definitions. "Subsidiary" is defined to mean any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of such corporation is at the time directly or indirectly owned or controlled by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries.

     "Restricted Subsidiary" is defined to mean any Subsidiary as of December 26, 1982, which at such date was primarily engaged in the business of newspaper publishing.

     "Attributable Debt" is defined as the present value (discounted as provided in the Indenture) of the obligation of a lessee for net rental payments during the remaining term of any lease entered into in connection with a sale and leaseback transaction. (Section 3.7)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     As to each series of Debt Securities, an Event of Default is defined in the Indenture as being: default for 30 days in payment of any interest on the Debt Securities of that series; default in payment of principal and premium, if any, on the Debt Securities of that series when due either at maturity, upon redemption including pursuant to any sinking fund, by declaration or otherwise; default by the Company in the performance of any other of the covenants or agreements in the Indenture which shall not have been remedied for a period of 60 days after notice; the due acceleration of indebtedness of at least $5,000,000 outstanding aggregate principal amount for money borrowed under the terms of the instruments under which such indebtedness is issued or secured, such acceleration not having been remedied, cured or waived; and certain events of bankruptcy, insolvency, and reorganization of the Company. (Section 5.1) The Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal of or interest or premium on the Securities) if the Trustee considers it in the interest of holders of Debt Securities to do so. (Section 5.11) No periodic evidence concerning compliance with the Indenture or absence of defaults is required by the Indenture.

     The Indenture provides that (1) if an Event of Default due to the default in the payment of principal, interest or premium, if any, on any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series affected thereby then outstanding may declare the principal of all such Debt Securities (or, in the case of discounted Debt Securities, the amount payable according to the terms of such Debt Securities) to be due and payable immediately and (2) if an Event of Default resulting from default in the performance of any other of the covenants or agreements in the Indenture or from the due acceleration of indebtedness of at least $5,000,000 outstanding aggregate principal amount shall have occurred and be continuing and in certain events of bankruptcy, insolvency and reorganization of the Company, either the Trustee or the holders of 25% in principal amount of all series of Debt Securities then outstanding for which the same entity serves as trustee (treated as one class) may declare the principal of all such Debt Securities to be due and payable immediately, but upon certain conditions, including payment of past due principal and interest, such declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. (Section 5.1)

     The holders of a majority in principal amount of the Debt Securities of any and all series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture, provided that the holders shall have offered to the Trustee reasonable indemnity against expenses and liabilities. (Sections 5.9 and 6.1)

DEFEASANCE

     The Indenture does not currently provide specifically for defeasance of any series of Debt Securities other than during the one-year period immediately preceding the maturity of such series but the Company may amend the Indenture to provide that, with respect to any series of Debt Securities to be issued after the date of the amendment, the Company will be entitled to defease any series of Debt Securities issued on or after the date thereof upon certain conditions. The defeasance amendment would provide that, if the Company deposits or causes to be deposited with the Trustee as trust funds in trust for the purpose an amount of money or the equivalent in securities of the government which issued the currency in which the Debt Securities are denominated or government agencies backed by the full faith and credit of such government sufficient to pay and discharge the principal at maturity of and interest, if any, to the date of maturity on a then outstanding series of Debt Securities, and if the Company has paid or caused to be paid all other sums payable by it under the Indenture with respect to such series, then the Indenture will cease to be of further effect with respect to such series (except as to the Company's obligations to compensate, reimburse and indemnify the Trustee pursuant to the Indenture with respect to such series), and the Company will be deemed to have satisfied and discharged the Indenture with respect to such series. The amendment would provide further that, in the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal and premium, if any, and interest, if any, on such Debt Securities until maturity. The amendment would also provide that the deposit described above may only be made if the Trustee shall have received an opinion of counsel to the effect that, as a result of such deposit, registration would not be required under the Investment Company Act of 1940, as amended, by the depositing party, the trust funds representing such deposit or the Trustee.

     Such defeasance may be treated as a taxable exchange of the related Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case holders of such Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such holders thereafter might be required to include in income a different amount than would be includable in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debt Securities of all series affected by such modification at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities; provided that no such modification shall
(i) extend the final maturity of any Debt Security, or reduce the principal amount thereof (including in the case of a discounted Debt Security the amount payable thereon in the event of acceleration or the amount provable in bankruptcy) or any redemption premium thereon, or reduce the rate or extend the time of payment of interest thereon, or impair or affect the right of any holder of Debt Securities to institute suit for the payment thereof or the right of repayment, if any, at the option of the holder, without the consent of the holder of each Debt Security so affected, or (ii) reduce the aforesaid percentage of Debt Securities the consent of the holders of which is required for any such modification without the consent of the holders of each Debt Security affected. (Section 8.2)

     The Indenture also permits the Company and the Trustee to amend the Indenture in certain circumstances without the consent of the holders of Debt Securities to evidence the merger of the Company or the replacement of the Trustee with respect to the Debt Securities of one or more series and for certain other purposes. (Section 8.1)

THE TRUSTEE

     The Company maintains a bank account and has other normal banking relationships with the Trustee in the ordinary course of business.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be issued under Warrant Agreements to be entered into between the Company and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. A copy of the form of Warrant Agreement, including the form of Warrant Certificate representing the Warrants, is filed as an exhibit to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the form of Warrant Agreement and Warrant Certificate do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreement and the Warrant Certificate.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (1) the offering price; (2) the currency for which Warrants may be purchased; (3) the designation, aggregate principal amount, currency and terms of the Debt Securities purchasable upon exercise of the Warrants; (4) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; (5) if applicable, the date on and after which the Warrants and the related Debt Securities will be separately transferable; (6) the principal amount of Debt Securities purchasable upon the exercise of one Warrant and the price and currency at which such principal amount of Debt Securities may be purchased upon such exercise; (7) the date on which the right to exercise the Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (8) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form; and (9) any other terms of the Warrants.

     Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 p.m. New York time on the Expiration Date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

     Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant Certificate. Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of the Warrant Certificate evidencing such Warrants. Upon receipt of such payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities being offered hereby in any of four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, and (iv) through dealers.

     Offers to purchase Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the securities in respect of which this Prospectus is delivered who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If an underwriter or underwriters are utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public.

     If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless the Company otherwise agrees the aggregate proceeds of Securities pursuant to Contracts shall not be less than, nor more than, the respective proceeds stated in the Prospectus Supplement. Purchasers with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.

     The place and time of delivery for the Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL OPINIONS

     Certain legal matters will be passed on for the Company by Thomas L. Chapple, Esq., Senior Vice President, General Counsel and Secretary of the Company, and by Nixon, Hargrave, Devans & Doyle LLP, Washington, D.C., and for any underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Mr. Chapple owned beneficially as of September 30, 1995, 1,392 shares of the Company's common stock and has options to purchase 22,585 shares of the Company's common stock.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Gannett Co., Inc. for the period ended December 25, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheets of Multimedia, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of earnings, stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1994 incorporated in this Prospectus by reference to the current report on Form 8-K of Gannett Co., Inc. dated October 23, 1995 have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                 $1,800,000,000

                               [GANNETT CO. LOGO]

                       $600,000,000 4.950% NOTES DUE 2005
                       $700,000,000 5.500% NOTES DUE 2007
                       $500,000,000 6.375% NOTES DUE 2012

                 ---------------------------------------------

                             PROSPECTUS SUPPLEMENT
                                 MARCH 11, 2002
                 ---------------------------------------------

                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC       BANC ONE CAPITAL MARKETS, INC.     JPMORGAN

                             ---------------------

                                  Lead Manager

                                BARCLAYS CAPITAL

                             ---------------------

                                  Co-Managers

FLEET SECURITIES, INC.
                               HSBC
                                                      SUNTRUST ROBINSON HUMPHREY